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Exhibit 12.1

Cymer, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars, except ratio data)

	Years Ended December 31,										Three Months Ended March 31,
	1997		1998		1999		2000		2001		2001		2002
Pre-tax income from continuing operations before adjustment for minority interest	$34,556		$1,693		$9,236		$90,502		$11,484		$12,542		$5,867
Amortization of capitalized interest	—		—		—		8		48		12		12
Interest capitalized	—		—		—		(948)		—		—		—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	141		(420)		(663)		(484)		(368)		(110)		(32)
Fixed Charges:
Interest expensed and capitalized	$4,310		$10,235		$10,306		$11,460		$9,407		$2,556		$3,045
Amortization of premiums, discounts, and capitalized expenses related to all indebtedness	329		790		790		790		727		198		300
Interest within rental expense	286		404		475		479		439		100		108
Interest within capital leases	200		183		167		82		264		116		8

Total Fixed Charges	$5,125		$11,612		$11,738		$12,811		$10,837		$2,970		$3,461
Adjusted Earnings	$39,822		$12,885		$20,311		$101,889		$22,001		$15,414		$9,308
EARNINGS TO FIXED CHARGES RATIO(1)	7.77	x	1.11	x	1.73	x	7.95	x	2.03	x	5.19	x	2.69	x

(1)
Calculated by dividing earnings before income tax provision (benefit) and minority interest by fixed charges. "Fixed charges" means the sum of (i) interest expensed and capitalized, (ii) amortized premiums, discounts, and capitalized expenses related to indebtedness and (iii) an estimate of the interest within capital leases and rental expense.

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  Exhibit 12.1
Cymer, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Amounts in thousands of dollars, except ratio data)